Exhibit 1.06

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games to Launch Next Generation Free-to-Play MMORPG in China

CDC Games to Be Exclusive Distributor of “Life Online” in China

Beijing, April 21, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, today announced its plans to launch Life Online, a next generation, 3D massive free-to-play multiplayer online role-playing game (MMORPG) developed by SONOV, the development arm of Sonokong, a leading Korean toy and game entertainment company.

As part of its agreement with SONOV, CDC Games will be the exclusive distributor of Life Online in China. In development for more than four years, Life Online features 3D graphics that reflect in bright animated detail, the styles and environment of Medieval Europe, and can be operated with a combination of mouse and keyboards controls.

“Life Online further illustrates the strong relationship we hold with SONOV, one of the world’s leading developers of online games,” said John Huen, chief operating officer of CDC Games. “Based on our track record with other games licensed from Sonov, we expect Life Online to be widely successful in China, the world’s largest online games market.”

“We expect Life Online to meet with great success based, on CDC Games’ marketing, operations and distribution expertise, as well as its broad infrastructure in China,” said Jan Won Bong, CEO, Sonov. “We look forward to working with CDC Games on future game launches and strengthening our already productive relationship.”

Life Online stands out based on its high quality, bright animation style that resembles the real world of Medieval Europe in stunning detail. In creating Life Online, the SONOV developers have leveraged features similar to those from their past hit games, as well as those of other hit games in recent years. The game provides a full 3-D Game set with an art style that allows for a rich user experience requiring minimal hardware resources. Players are rewarded for longer play sessions with better in-game items and the ability to participate in player-versus-player matches as play time grows. This design promotes longer individual player sessions to improve actual concurrent user (ACU) metrics and revenue.

Life Online does not use character classes which provides a high degree of freedom and long-term flexibility for players. This emerging trend allows players to continue to leverage their original character as they learn more about the game, rather than being forced to switch to a new character, starting from scratch collecting assets and building their power. This important design change is expected to reduce player turn-over and promote longer-term player activity. Players can also create pets which, in effect, give them multiple characters to manage and further promote longer term play.

The game is expected to be especially appealing to teenage and young adult male players and includes many features that appeal to young adult female players as well. Open beta testing is expected to begin in the fourth quarter and the commercial launch of Life Online is expected by the end of the year.

Along with Life Online, CDC Games operates several games developed by Sonov in China that include the widely popular and award-winning Shaiya, as well as the upcoming online games Come on Baby and Dragonsky.

About SONOV
SONOV, one of the leading Korean developers and publishers of online games, was founded in March 2003 with the vision of becoming a prominent worldwide provider of digital game content. The company provides captivating content to users, leveraging the experience of its expert staff. With a continuous investment in research and development, SONOV is focused on providing quality entertainment through rich games experiences. SONOV currently develops and operates three MMORPGs; Shaiya, Dragon Sky and Life Online.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 136 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit:

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to successfully launch, market and distribute Life Online in China, our ability to maintain a successful relationship with SONOV and other strategic and business partners, our expectations regarding the success of Life Online and other games in China and other markets, our beliefs regarding the factors supporting the anticipated success of Life Online, our beliefs regarding the appeal, preferences and player acceptance of Life Online, our beliefs regarding current and future trends in the online games industry, our beliefs regarding the timing of open beta testing and commercial launch of Life Online, our ability to launch additional titles in the future, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully MMORPG games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; (f) the entry of new competitors and their technological advances; and (g) the possibility that our contractual and strategic partners will not perform their obligations or that we may not be able to maintain successful relationships with such partners. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.